

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

February 21, 2007

Mark Trimble
President and CEO
IntelliHome, Inc.
5150 Franz Rd., Suite 100
Katy, TX 77493

**Re:    IntelliHome, Inc.
Registration Statement on Form SB-2
Filed January 25, 2007
File No. 333-140204**

Dear Mr. Trimble:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Because of the nature and size of the transaction being registered for Michael Long and Michael Sanders, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price.  If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters in the registration statement and include a fixed price at which all of the persons listed in the selling shareholder table will sell the securities.

2.    Please note the updating requirements of Item 310(g) of Regulation S-B.

3.      Please provide a current consent in any amendment.  Note the consent at Exhibit 23.1
        appears to refer to the incorrect year in its date of January 25, 2006.

Cover Page of Prospectus

4.      If you wish to continue with the registration of the shares held by Michael Long and
        Michael Sanders on a primary basis, as contemplated by our comment above, please note
        that you must state a fixed price for the shares.  Otherwise, if you wish to continue the
        registration of the resale of the shares held only by the remaining selling shareholders,
        because there is currently no market for your common shares, please revise your cover
        page, risk factor and plan of distribution to provide that selling stockholders will sell at a
        stated fixed price until your securities are quoted on the OTC Bulletin Board and
        thereafter at prevailing market prices or privately negotiated prices.  See Item 16 of
        Schedule A to the Securities Act of 1933.

Summary, page 1

5.      Please provide prominent disclosure in this section and in the Risk Factors that you have
        received a going concern opinion from your auditors.

Recent Financing Transaction, page 2

6.      Please describe each of the private placement transactions in greater detail.  Describe any
        agreements that were entered into and identify the promoters and private placement
        agents for these transactions.

7.      Please file these agreements relating to the private placements as exhibits.  We may have
        further comments after we review these exhibits.

Risk Factors, page 4

Our management owns a substantial amount of our stock . . ., page 10

8.      Please disclose that your directors and executive officers currently own 93.5% of your
        outstanding common stock.

Where You Can Find More Information, page 11

9.      Please remove the statement in the last sentence of the first paragraph that the description
        is qualified by reference to the limited liability company agreement, as it is inconsistent
        with Rule 411 of Regulation C.

Management's Discussion and Analysis, page 14

10.     Please expand the discussion of your revenue recognition policies for direct sales to consumers to address the treatment of the multiple contract deliverables (i.e., initial installation, basic hardware, and monitoring service). Discuss the units of accounting identified pursuant to EITF 00-21 or other authoritative guidance and how you have allocated the consideration. Disclose your revenue recognition policies for each unit of accounting. Revise the footnotes to the financial statements accordingly.

11.     Please revise the discussion of your revenue recognition policies on page 16 and in the footnotes to clarify whether the discussion of Installation Fees refers only to integrated cabling and related outlets and equipment to builders.

12.     Expand the discussion of Contract Funding revenues to explain significant terms and conditions of these contracts with the monitoring service companies, including the details of the ongoing revenue sharing fees and the chargebacks that result in the event the purchased accounts are canceled or become non-producing. Explain how you meet the four criteria in SAB Topic 13 for revenue recognition at the contract date and how you have accounted for the chargebacks, revenue sharing fees and other significant provisions.

13.     Tell us how you have evaluated the guidance in EITF 99-19 or other authoritative guidance with respect to the contracts for monitoring services that are not sold to a monitoring company.

14.     Notwithstanding the fact that homebuilder installation contracts are of a short duration as disclosed on page 54, please tell us why you recognize revenue on these contracts using the completed contract method. Also revise your document to quantify what percentage of your revenues is generated using this method. Refer to paragraphs .30-.33 of SOP 81-1.

Results of Operations, page 17

15.     We note your discussion of revenue for the year ended December 31, 2005, as compared to the year ended December 31, 2004, on page 19. Please revise your document to:

        • Explain the increase, rather than the decline, in Installation Fees during 2005.
        • Discuss the significant increase in Equipment Sales during 2005.

16.     Expand the discussion of results of operations throughout to provide greater insight and to discuss the underlying reasons for intermediate effects currently discussed. Refer to SEC Release 33-8350 for guidance. For example on page 19, describe the "changes to the ADT Security dealer program" and explain how these changes resulted in the loss of

your sales force.  Also, while it is evident that a reduction in the volume of monitoring contracts purchased by ADT would result in reduced Contract Funding revenue, the impact on overall revenue and future operations is not clear.  From current disclosure on page 14 and elsewhere, it would appear that contracts not purchased by ADT would be retained by the company and would result in current and future Monitoring Fees.  Explain the reasons for the $18,000 growth in monitoring fees compared to the $352,000 drop in contract funding fees and discuss whether the contracts retained by the company result in less revenue per contract, the impact of amortization over the term of the monitoring contracts, and whether there has been a reduction in overall contracts as a result of the changes to the dealer program.

## Summary Compensation Table, page 32

17.     Please update the table for 2006.

## Security Ownership of Certain Beneficial Owners and Management, page 33

18.     Please recalculate the amounts in the table to include the shares held by 5% or greater shareholders without regard to the 4.99% cap on conversion of the preferred stock.

## Selling Stockholders, page 34

19.     Please clarify in the footnotes to the table how many shares, including shares underlying convertible securities, are held by each seller and whether the seller acquired those securities in the 2005, 2006 or 2007 private placement.

20.     We note your disclosure on page 36 that none of the selling stockholders has any material relationship with the company.  Please revise to indicate that Michael Sanders is counsel to the company.  Also describe the relationship between the promoters or others involved in the private placement and the selling shareholders.

## Legal Matters, page 44

21.     Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-B.

December 31, 2005 Financial Statements

Note 1 Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 53

22.     It appears that your revenue recognition policy on page 54 addresses only those revenues derived from monitoring fees and installation fees, as described on page 14 in your management's discussion and analysis. Please tell us why you have not included your revenue recognition policy related to contract funding and equipment sales.

Note 8 Sales Tax Payable, page 58

23.     We note your unremitted sales tax from 2002 through 2005 in the amount of $37,805 at December 31, 2005. Please tell us and revise your document to clarify why such amounts have not been remitted.

Exhibits

24.     We note that some of the exhibits do not reflect that they have been executed. Please refile the executed versions of these exhibits.

Exhibit 5.1 – Legal Opinion

25.     Please revise to reflect the amended name of the company.

26.     Please reconcile the number of shares being registered with the amounts described in the prospectus.

27.     Please delete the assumption in the middle of the first paragraph on page 2 referring to the amount of consideration received or to be received by the company. Counsel must opine that the outstanding securities are fully paid and already qualifies the convertible securities under section (ii) in the second paragraph on page 2.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenn Do at (202) 551-3743 or in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,


Pamela Long
Assistant Director


cc:     Michael W. Sanders, Esq.
        20333 S.H. 249, Suite 600
        Houston, Texas 77070